Exhibit 2

Fording Inc. Board of Directors Issues Circular
Recommending Shareholders Reject Sherritt Offer

Notice of Conference Call

Calgary, November 6, 2002 - Fording Inc. (TSX/NYSE: FDG) today announced that it has filed its directors’ circular with securities regulators and will be mailing it to its shareholders. The circular contains the unanimous recommendation of Fording’s Board of Directors that shareholders reject and not tender their Fording common shares to the cash offer by Sherritt Coal Acquisition Inc. to purchase all of the outstanding Fording common shares at $29.00 per share (the “Offer”). Fording’s shares closed on the Toronto Stock Exchange yesterday at $32.60 per share.

“The Board of Directors continues to be of the view that the proposed income trust conversion announced by the Company on Monday, October 21, 2002 is in the best interests of the shareholders and offers superior value in comparison to the Offer. Further, the decision to pursue the conversion to an income trust does not preclude other value enhancing alternatives that Fording’s Board and its financial advisors will continue to canvass and evaluate,” said Richard Haskayne, Chairman of Fording’s Board of Directors.

In reaching its decision and making its recommendation to reject the Offer, the Board considered a number of factors, including the following:

•	since the announcement of the Offer and Fording’s proposed income trust conversion, Fording’s common shares (“Common Shares”) have traded between $30.25 and $33.00 per share, exceeding the Offer price by a significant margin;

•	the opinion of RBC Capital Markets that the consideration under the Offer is inadequate;

•	the conclusion of the Board that the Offer is not fair to holders of Common Shares and does not recognize the underlying value, record of performance and future prospects of Fording;

•	advice from RBC Capital Markets that the proposed conversion of Fording into an income trust is superior, from a financial point of view, to the Offer;

•	the conclusion of the Board that the conversion of Fording into an income trust is superior to the Offer;

•	the Offer is highly leveraged and is dependent on proceeds from loan facilities and a sale of Fording’s assets. The Board is concerned that Sherritt Coal Acquisition Inc. (the “Offeror”) may not have committed financing to take-up and pay for Common Shares deposited to the Offer;

•	the Offer contains materially inadequate disclosure regarding the Offeror’s plans for Fording;

•	the Offer is highly conditional;

•	the letter of transmittal accompanying the Offer contains certain unfavourable terms and seeks to extinguish shareholders’ rights to vote by proxy Common Shares tendered to the Offer at future meetings of the Company. This would include the shareholders’ meeting regarding the conversion of Fording into an income trust;

•	the Offer was opportunistically timed to take advantage of a decline in the value of Common Shares; and

•	there is uncertainty regarding whether completion of the Offer would be permitted under the Competition Act (Canada) and, if so, on what terms.

Shareholders are advised NOT TO TENDER their Common Shares to the Offer.

Furthermore, in light of the highly conditional nature of the Offer and its attempt to extinguish certain shareholders’ rights to vote their Common Shares by proxy prior to take-up and payment, shareholders are urged not to tender their Common Shares to the Offer, in any event, until after the meeting of shareholders at which Fording’s conversion into an income trust will be considered.

The Information Circular regarding the conversion of Fording into an income trust will be mailed to shareholders later this month.

Mr. Haskayne concluded by saying that, “The Board of Directors continues to canvass and evaluate value enhancing alternatives, in addition to conversion into an income trust, in order to maximize shareholder value. Our financial advisor, RBC Capital Markets, has begun the process of contacting potentially interested purchasers in order to determine if a superior alternative transaction is available to shareholders.”

A conference call to discuss the directors’ recommendation will be held for shareholders and analysts today, November 6, 2002 at 2:30 p.m. Mountain time, 4:30 p.m. Eastern time. Mr. Richard Haskayne, Chairman, and Mr. Jim Gardiner, President and CEO will host the call, and they will be joined by Mr. Jim Popowich, Executive Vice President and Mr. Allen Hagerman, Vice President and Chief Financial Officer. The media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-800-814-4857 or 416-640-1907 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call through Thursday, November 7, 2002 by dialing 1-877-289-8525 or 416-640-1917 and entering pass code 219879 followed by the pound key.

A live audio webcast of the conference call will also be available at Fording’s website www.fording.ca under Investor Relations, Event Calendar.

Fording is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Alberta mining operations supply thermal coal to electric utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

A copy of the Directors’ Circular is filed on SEDAR (http://www.sedar.com) and is available on Fording’s website at http://www.fording.ca.

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in our public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Fording has filed a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission with respect to the Offer. The Solicitation/Recommendation Statement contains important information which should be read carefully before any decision is made with respect to the Offer. The Solicitation/Recommendation Statement will be made available to all shareholders of Fording, at no expense to them. The Solicitation/Recommendation Statement is also available at no charge on the U.S. Securities and Exchange Commission’s web site at http://www.sec.gov.

For further information, please contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark gow@fording.ca

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